Exhibit 99.28(d)(1)(rr)

PEAR TREE AXIOM EMERGING MARKETS WORLD EQUITY FUND

MANAGEMENT FEE WAIVER AGREEMENT

(for the period ending July 31, 2024)

Pear Tree Advisors, Inc. (the “Manager”) serves as the investment manager to Pear Tree Axiom Emerging Markets World Equity Fund (the “Fund”), a series of Pear Tree Funds (the “Trust”), pursuant to the Amended and Restated Management Contract dated May 1, 2008, as amended (the “Management Contract”), between the Manager and the Trust.

At such time as the Trustees of the Trust (the “Trustees”) approve this Management Fee Waiver, the Manager hereby agrees for the period August 1, 2023 through July 31, 2024 (the “Waiver Period”) to waive such portion of the management fees that it would otherwise receive under the Management Contract for serving as investment manager to the Fund, such that the aggregate management fee that the Manager would receive during the Waiver Period for serving as the investment manager of the Fund would be calculated using (a) an annual rate of 0.78 percent if the Fund’s Net Assets (as such term is defined in the Management Contract) are up to $300 million, and (b) an annual rate of 0.83 percent for Fund Net Assets between $300 million and $600 million, and (c) an annual rate of 0.88 percent for Fund Net Assets in excess of $600 million.

This Management Fee Waiver Agreement only may be rescinded, amended or modified at such time and on such terms as may be determined by the Trustees, including a majority of those Trustees who are not “interested persons” of the Trust, as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended. This Management Fee Waiver Agreement replaces in all respects the Management Fee Waiver Agreement currently in effect as of the date hereof.

PEAR TREE ADVISORS, INC.

By:	/s/ Willard L. Umphrey
Willard L. Umphrey, President

Date: July 31, 2023

Agreed and Accepted:

PEAR TREE FUNDS

By:	/s/ Willard L. Umphrey
Willard L. Umphrey, President